Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Quebec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces Acquisition of the Bear Island, Virginia
Newsprint Mill and Plans to Convert Facility to Recycled
Containerboard Production

Kingsey Falls, QC, July 26, 2018 – Cascades Inc. (TSX: CAS), a leader in the recovery and manufacture of green packaging and tissue products, announces the acquisition of the White Birch, Bear Island manufacturing facility in Virginia, for a cash consideration of US$34.2 million. The newsprint paper machine presently located on the site will be reconfigured to produce high quality recycled lightweight linerboard and medium for the North American market. During the period prior to the conversion, White Birch will temporarily operate the site as a newsprint mill, under a 27-month lease.

The new machine is expected to have an annual production capacity of 400,000 tons and construction costs on a per ton basis that are competitive with similar conversion projects. As presently contemplated, the conversion would require an estimated investment of between US$275 and US$300 million, with production expected to begin in 2021. Details of the project will be announced when plans are finalized and approved by the Board of Directors, which is expected in the course of 2019.

Commenting on the project, Mr. Mario Plourde, CEO of Cascades, stated: “This project is directly in line with the goals of our strategic plan which include, among other things, investing in our core sectors of packaging and tissue through modernization, and expanding our geographical footprint. In addition to the paper machine that is particularly well suited for conversion, the Bear Island site is strategically located for raw material sourcing and logistics. Based on the success of our Greenpac Mill, we expect this to be a highly competitive facility that will significantly contribute to the success of our containerboard operations by supporting our geographic expansion in the US market, in addition to generating solid returns for our shareholders.”

Mr. Charles Malo, COO of Cascades Containerboard Packaging stated: “The Bear Island site has several advantages including access to an experienced workforce with expertise in paper making. Moreover, the site provides a platform for continued growth through downstream converting capacity. It will also allow us to better serve our customers and to expand our market share by increasing our capacity to provide clients with high quality recycled lightweight linerboard similar to what we produce at our Greenpac Mill.

From a consolidated standpoint, the Bear Island acquisition costs will fall within the previously announced capex envelope for 2018. With Cascades’ continued focus on projects like Bear Island aimed at modernizing production facilities in our core sectors of packaging and tissue, it is expected that capital expenditures in 2019 will remain at a level similar to 2018, subject to Board approval.

The Company expects cash flow to remain solid over the coming years as business conditions in North America and in Europe are projected to remain healthy, and gradual improvements are expected in the Tissue segment in the medium term as market conditions begin improving and recent investments generate positive momentum. Cascades is committed to successfully executing this conversion plan while simultaneously maintaining a healthy balance sheet and a judicious focus on returning cash to our shareholders.

The company will hold a conference call on July 26, 2018, at 8:30 AM ET to discuss the project. The call can be accessed by phone or via the company’s website:

Dial-in number:	1-888-231-8191 (N.A. toll free)
1-647-427-7450 (International)
Replay:	1-855-859-2056 (access: 8672029)
Available until August 26, 2018
Webcast:	www.cascades.com, “Investor” section
(live and archived)

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media:

Hugo D’Amours

Vice-President, Communications and Public Affairs

819-363-5184

hugo_damours@cascades.com

Investors:

Jennifer Aitken, MBA

Director, Investor Relations

514-282-2697

jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature blog: blog.cascades.com

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